DYNO
Dyno Nobel

RECEIVED
2007 DEC 27 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 20/12/2007

07028752

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Encl.

Jlw 12/27

ASX Announcement/Media Release

20 December 2007

Project Imagine to deliver US$52m in annual EBITDA improvements by FY2010

Dyno Nobel (ASX: DXL) released today a detailed overview of Project Imagine, Dyno Nobel's continuous improvement program.

Phase 1 of Project Imagine is expected to deliver US$52 million per annum of sustainable EBITDA improvements by FY2010 from supply chain improvements, operational efficiencies, sales and service enhancements, and the optimisation of its core asset base.

The second component of Project Imagine, Phase 2, comprises 70 discrete manufacturing and product cost reduction initiatives that management estimates will deliver an additional US$20 million of recurring EBITDA benefits from FY2010.

Chief Executive Officer of Dyno Nobel, Mr Peter Richards, said: "Management's estimated EBITDA improvements are the result of an extensive review and have been verified by LEK Consulting, a global performance improvement consultancy, which has undertaken a comprehensive examination of Project Imagine and believes the estimated savings are conservative."

"Project Imagine will be value-creating for shareholders. Dyno Nobel management has designed an implementation plan to ensure these benefits are achieved and a Project Office and Review Committee have been established to oversee execution."

Refer to the attached presentation for further information.

-ENDS-

For media enquires contact:
Peter Brookes, Cannings 0407 911 389
Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Dyno Nobel Limited



Investor presentation – Project Imagine
December 2007

DYNO
Dyno Nobel

Project Update

Background to Project Imagine

- As foreshadowed in H1 2007 results, management has commenced execution of a continuous improvement program focused on:
  - Supply chain improvements
  - Operational efficiencies
  - Optimising asset utilisation

  } Considerable potential for EBITDA improvement identified across all three areas

External Consultant Validation

- Management's estimates have been comprehensively reviewed by LEK – key findings include:
  - Aggregate EBITDA improvements identified by management are conservative
  - Significant potential for additional benefits on certain identified projects
  - Considerable number of longer term initiatives identified but not yet included in project scope
  - Target timetable is reasonable with a number of "quick wins" identified

Implementation

- Management has prepared a detailed implementation plan for Phase 1 and commenced execution
- Savings have already been achieved on a number of initiatives
- Phase 2 initiatives are being finalised and execution will be determined on an individual basis as financial justification reviews are completed
- Project Office and Review Committees have been established to oversee implementation
- LEK has also been retained to assist in implementation

Management has completed its review and commenced execution of Phase 1 of Project Imagine

Phase 1 EBITDA Improvements

Cumulative EBITDA Improvements



US$20m
US$44m
US$52m
2008F
2009F
2010F
Freight & Procurement
Support Functions (G&A)
Sales & Service
Manufacturing

Capex	US$20m	US$5m	US$5m

Note. Represents forecast delivered EBITDA improvements.

- Management has classified Phase 1 initiatives as those:
  - With the lowest execution cost and risk
  - Relating primarily to operational efficiencies and improved sales and service effectiveness
- Initial Phase 1 EBITDA improvements are expected to come from three key areas:
  - Freight & Procurement
  - Support Functions (G&A)
  - Sales & Service
- Selected manufacturing initiatives will also be included in Phase 1 where capital costs to execute are low
- Management has budgeted for Phase 1 to deliver US$52 million in recurring EBITDA benefits by 2010
- Payback period of less than one year on majority of Phase 1 initiatives
- LEK supports management's findings and considers they are conservative

Management's estimate of US$52 million in recurring EBITDA benefits from Phase 1 is supported by an external review

DYNO
Dyno Nobel

Phase 1 Driver: Freight and Procurement

Key Initiatives – Freight and Procurement:

- Increased utilisation of unique "high explosives" transport fleet
- Reduced use of third party freight suppliers
- Strategic sourcing at national and group level, including consolidation of supplier base

EBITDA Impact:

- 2008F – US$6m
- 2009F – US$9m
- 2010F – US$11m

Capex Spend:

- US$3m (2008F – 2010F)

Example Initiative: Procurement

Objectives:

- Reduce the price of services and raw materials through the use of a strategic sourcing approach
- Appropriately employ consolidation strategies and/or partner with suppliers where possible

Key Enablers:

- Specialist sourcing consultants to help design program
- Commodity reviews
- Centralisation of procurement function
- Tighter control of expenditure approval
- Control of raw material specifications across group
- Standardisation of maintenance, repairs, operations and office purchases

Timetable for Implementation:

Nov 07	Jan–Mar 08	Mar–May 08	May–Jul 08	2008–2010+
External review of sourcing process	Implementation of functional organisational structure; First phase of commodity review	Second phase of commodity review	Third phase of commodity review	Continuing commodity review

Freight/procurement initiatives to provide ~$11m EBITDA uplift by 2010F

Phase 1 Driver: Support Functions (G&A)

Key Initiatives – Support Functions (G&A):

- Global rollout of a consistent IT platform (SAP)
- Where appropriate, creation of centralised support functions (eg. customer service, accounts payable and accounts receivable)
- Outsourcing of non-core, high cost services (eg. benefits management in North America)

EBITDA Impact:

- 2008F – US$5m
- 2009F – US$10m
- 2010F – US$10m

Capex Spend:

- US$12m (2008F – 2010F)

Example Initiative: Pension Plan Administration

Objective:

- Consolidate outsourcing of the administration function of pension plans from six providers to a single provider

Key Enablers:

- Internal execution
- Selection of new pension plan administration provider
- Communications plan development
- Implementation of new provider platform

Timetable for Implementation:

Aug 07	Nov 07	Dec 07 / Jan 08	Mid Jan 08
Selection of new provider	Contractual document execution	Plan asset transfer to new provider / new provider activated	New 401K(k) system activated

Communication to stakeholders (Aug 07 – Nov 07)

Support functions initiatives to provide ~$10m EBITDA uplift by 2010F

DYNO Dyno Nobel

Phase 1 Driver: Sales and Service

Key Initiatives – Sales and Service:

- Alignment of pricing within each region and market segment
- Focus on "being paid for value delivered"
- Improvement plans for 100 underperforming accounts

EBITDA Impact:

- 2008F – US$8m
- 2009F – US$18m
- 2010F – US$21m

Capex Spend:

- US$4m (2008F – 2010F)

Example Initiative: DNA Profitability Improvement

Objectives:

- Improve EBITDA margin on underperforming accounts by increasing price and/or decreasing cost-to-serve
- Better define the cost-to-serve model to facilitate appropriate pricing and service levels
- Increase utilisation and efficiency of site and mobile equipment
- Implement cross-site performance tracking
- Price for value on all work and align service provision with customer payment

Timetable for Implementation:

Mar 08	Jul 2008	Ongoing
Preparation account development plans	Upgrade of internal pricing tool to integrated SAP solution	Contract renewal negotiations (individual accounts reviewed in accordance with contract schedule)

Sales and service initiatives to provide ~$21m EBITDA uplift by 2010F

Phase 1 Driver: Manufacturing

Key Initiatives – Manufacturing:

- Review of product portfolio to secure raw material savings in delay manufacturing
- Process efficiency modifications eg. Gauze design at Maitland
- Short-term rationalisation of indirect costs

EBITDA Impact:

- 2008F – US$1m
- 2009F – US$7m
- 2010F – US$10m

Capex Spend:

- US$11m (2008F – 2010F)

Example Initiative: Emulsion Manufacturing

Objective:

- Improve emulsion manufacturing efficiency

Key Enablers:

- R&D development, and plant introductions
- Engineering for installation of field tanks and plant modifications
- Commercial agreement with customers regarding cost to achieve an improved carbon footprint via this new product
- Operations to implement field changes

Timetable for Implementation:

- Mar 08: Completion R&D work to confirm formulations assumptions; Confirmation operational scope
- May 08: Field trials
- Mid 2009: Procurement and installation of equipment
- Q2/3 2009: Project implementation

Manufacturing initiatives to provide ~$10m EBITDA uplift by 2010F

Phase 2 EBITDA Improvements

- Phase 2 comprises 70 discrete manufacturing and product cost reduction initiatives
- Initiatives to be prioritised based on speed of execution and benchmarking against internal returns and risk criteria
- Initial management estimates support Phase 2 recurring benefits of US$20 million
- Phase 2 also expected to release over US$50 million in capital via disposal of surplus land (eg. 753 acres at Lehi, Utah)
- As per Phase 1, LEK has reviewed estimated benefits and believes they are conservative
- Average payback estimated at 2-3 years
- Majority of initiatives to be completed using internal engineering resources, limiting cost and risk

Manufacturing Area:	Key Initiatives
AN	• Lower prilling temps at Louisiana/Missouri to increase throughput • New spray plates in prill towers • Bootstrap power generation
Emulsion	• Product cost reductions via formulation improvements • Reallocation of Wright and Lehi facilities to Cheyenne (providing scale efficiencies, reduced overheads and release of capital)
IS	• Rationalisation of manufacturing footprint • Transition of additional IS activities to low cost Mexican facilities

Plans for execution of Phase 2 are underway, with US$20 million in benefits potentially available by 2010

Implementation Oversight

- Dyno Nobel management has designed a rigorous Implementation Plan:
  - **Performance Review Committee**: to work with Project Imagine Office to ensure success of project and rigour and discipline in project assessments
    - Committee comprises senior Dyno Nobel executives including CEO and CFO
  - **Project Imagine Office**: dedicated full-time team to allocate resources, prioritise and manage initiatives and ensure sharing of key learnings from project teams
    - Three senior Dyno Nobel managers dedicated to project management
    - Joint management experience encompasses:
      - AN and IS manufacturing and procurement in North America
      - *Sales and marketing in Asia Pacific and North America*
      - Logistics, distribution and global supply chain management

Project Imagine – Organisational Chart



Dyno Nobel Board
Performance Review Committee
Project Imagine Office
DXL Manager
DXL Project Teams
DXL Manager
DXL Project Teams
DXL Manager
DXL Project Teams
Co-opted DXL Managers
DXL Project Teams

A rigorous process has been developed to ensure maximum benefits are achieved from Project Imagine in the most timely manner

DYNO
Dyno Nobel

Implementation Support

Management has engaged a number of external consultants to bring best practice and expertise to Project Imagine:

Project Implementation: *LEK*	• To assist in establishment of Project Imagine Office by ensuring appropriate monitoring vs KPIs and project timetable, appropriate resourcing and sharing of key learnings internally • To provide analytical assistance in implementation via rigorous assessment of initiatives, assistance in developing work plans and execution of high priority initiatives
Logistics: *USC Consulting Group* *&* *Logistics Bureau*	• **USC** – to develop alternate logistics route structure and operational model for North America; targeting short term benefits • **Logistics Bureau** – to assist in reviewing the Asia Pacific cost-to-serve model, including the potential for alternate contractual arrangements with logistic providers
Procurement: *Sourcing Value*	• To review the procurement process and the opportunities for strategic sourcing • To assist in achieving procurement savings through consolidated expenditure and a reduction in the supplier base

Dyno Nobel has retained several leading consultants to bring further expertise and resources to Project Imagine

Implementation Process

Key work phases:

1. Assessment Process	• The rationale for each initiative is rigorously assessed against the key focus areas and priorities of Dyno Nobel
2. Project Planning and Monitoring	• Once an initiative has been prioritised for action, the project planning commences and progress is monitored against the plan
3. Ongoing Monitoring	• Once implemented, the operational and financial performance of each initiative will be monitored

- **During all three work phases, the rigour of the analysis, thinking and strategic fit and the performance of the team and individuals responsible for each initiative will be continuously monitored and reviewed**

The Project Imagine Implementation Plan involves three key steps – the first two of which are well underway

Disclaimer

Important notice and disclaimer

This presentation has been prepared by Dyno Nobel Limited ('Company'). The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security, and neither this document or anything in it shall form the basis of any contract or commitment.

The Company has prepared this presentation based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation.To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. The Company does not make any representation or warranty as to the accuracy of such statements or assumptions.

The financial information disclosed has been prepared on both a statutory and non-A-IFRS pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company.

ASX Announcement/Media Release

20 December 2007

Permanent Investment Management Limited, as responsible entity of the Dyno Nobel SPS Trust, notes the release of an announcement by Dyno Nobel Limited earlier today. A copy of that announcement is set out below.

Project Imagine to deliver US$52m in annual EBITDA improvements by FY2010

Dyno Nobel (ASX: DXL) released today a detailed overview of Project Imagine, Dyno Nobel's continuous improvement program.

Phase 1 of Project Imagine is expected to deliver US$52 million per annum of sustainable EBITDA improvements by FY2010 from supply chain improvements, operational efficiencies, sales and service enhancements, and the optimisation of its core asset base.

The second component of Project Imagine, Phase 2, comprises 70 discrete manufacturing and product cost reduction initiatives that management estimates will deliver an additional US$20 million of recurring EBITDA benefits from FY2010.

Chief Executive Officer of Dyno Nobel, Mr Peter Richards, said: "Management's estimated EBITDA improvements are the result of an extensive review and have been verified by LEK Consulting, a global performance improvement consultancy, which has undertaken a comprehensive examination of Project Imagine and believes the estimated savings are conservative."

"Project Imagine will be value-creating for shareholders. Dyno Nobel management has designed an implementation plan to ensure these benefits are achieved and a Project Office and Review Committee have been established to oversee execution."

Refer to the attached presentation for further information.

-ENDS-

For media enquires contact:

Peter Brookes, Cannings 0407 911 389

Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Dyno Nobel Limited



Investor presentation – Project Imagine
December 2007

DYNO
Dyno Nobel

Project Update

Background to Project Imagine

- As foreshadowed in H1 2007 results, management has commenced execution of a continuous improvement program focused on:
  - Supply chain improvements
  - Operational efficiencies
  - Optimising asset utilisation

  Considerable potential for EBITDA improvement identified across all three areas

External Consultant Validation

- Management's estimates have been comprehensively reviewed by LEK – key findings include:
  - Aggregate EBITDA improvements identified by management are conservative
  - Significant potential for additional benefits on certain identified projects
  - Considerable number of longer term initiatives identified but not yet included in project scope
  - Target timetable is reasonable with a number of "quick wins" identified

Implementation

- Management has prepared a detailed implementation plan for Phase 1 and commenced execution
- Savings have already been achieved on a number of initiatives
- Phase 2 initiatives are being finalised and execution will be determined on an individual basis as financial justification reviews are completed
- Project Office and Review Committees have been established to oversee implementation
- LEK has also been retained to assist in implementation

Management has completed its review and commenced execution of Phase 1 of Project Imagine

Phase 1 EBITDA Improvements

Cumulative EBITDA Improvements



US$20m
US$44m
US$52m
2008F
2009F
2010F
Freight & Procurement
Support Functions (G&A)
Sales & Service
Manufacturing

Capex	US$20m	US$5m	US$5m

Note. Represents forecast delivered EBITDA improvements.

- Management has classified Phase 1 initiatives as those:
  - With the lowest execution cost and risk
  - Relating primarily to operational efficiencies and improved sales and service effectiveness
- Initial Phase 1 EBITDA improvements are expected to come from three key areas:
  - Freight & Procurement
  - Support Functions (G&A)
  - Sales & Service
- Selected manufacturing initiatives will also be included in Phase 1 where capital costs to execute are low
- Management has budgeted for Phase 1 to deliver US$52 million in recurring EBITDA benefits by 2010
- Payback period of less than one year on majority of Phase 1 initiatives
- LEK supports management's findings and considers they are conservative

Management's estimate of US$52 million in recurring EBITDA benefits from Phase 1 is supported by an external review

Phase 1 Driver: Freight and Procurement

Key Initiatives – Freight and Procurement:

- Increased utilisation of unique "high explosives" transport fleet
- Reduced use of third party freight suppliers
- Strategic sourcing at national and group level, including consolidation of supplier base

EBITDA Impact:

- 2008F – US$6m
- 2009F – US$9m
- 2010F – US$11m

Capex Spend:

- US$3m (2008F – 2010F)

Example Initiative: Procurement

Objectives:

- Reduce the price of services and raw materials through the use of a strategic sourcing approach
- Appropriately employ consolidation strategies and/or partner with suppliers where possible

Key Enablers:

- Specialist sourcing consultants to help design program
- Commodity reviews
- Centralisation of procurement function
- Tighter control of expenditure approval
- Control of raw material specifications across group
- Standardisation of maintenance, repairs, operations and office purchases

Timetable for Implementation:

Nov 07	Jan–Mar 08	Mar–May 08	May–Jul 08	2008–2010+
• External review of sourcing process	• Implementation of functional organisational structure • First phase of commodity review	• Second phase of commodity review	• Third phase of commodity review	• Continuing commodity review

Freight/procurement initiatives to provide ~$11m EBITDA uplift by 2010F

Phase 1 Driver: Support Functions (G&A)

Key Initiatives – Support Functions (G&A):

- Global rollout of a consistent IT platform (SAP)
- Where appropriate, creation of centralised support functions (eg. customer service, accounts payable and accounts receivable)
- Outsourcing of non-core, high cost services (eg. benefits management in North America)

EBITDA Impact:

- 2008F – US$5m
- 2009F – US$10m
- 2010F – US$10m

Capex Spend:

- US$12m (2008F – 2010F)

Example Initiative: Pension Plan Administration

Objective:

- Consolidate outsourcing of the administration function of pension plans from six providers to a single provider

Key Enablers:

- Internal execution
- Selection of new pension plan administration provider
- Communications plan development
- Implementation of new provider platform

Timetable for Implementation:

Aug 07	Nov 07	Dec 07 / Jan 08	Mid Jan 08
Selection of new provider	Contractual document execution	Plan asset transfer to new provider / new provider activated	New 401K(k) system activated

Communication to stakeholders (Aug 07 – Nov 07)

Support functions initiatives to provide ~$10m EBITDA uplift by 2010F

Phase 1 Driver: Sales and Service

Key Initiatives – Sales and Service:

- Alignment of pricing within each region and market segment
- Focus on "being paid for value delivered"
- Improvement plans for 100 underperforming accounts

EBITDA Impact:

- 2008F – US$8m
- 2009F – US$18m
- 2010F – US$21m

Capex Spend:

- US$4m (2008F – 2010F)

Example Initiative: DNA Profitability Improvement

Objectives:

- Improve EBITDA margin on underperforming accounts by increasing price and/or decreasing cost-to-serve
- Better define the cost-to-serve model to facilitate appropriate pricing and service levels
- Increase utilisation and efficiency of site and mobile equipment
- Implement cross-site performance tracking
- Price for value on all work and align service provision with customer payment

Timetable for Implementation:

Mar 08	Jul 2008	Ongoing
Preparation account development plans	Upgrade of internal pricing tool to integrated SAP solution	Contract renewal negotiations (individual accounts reviewed in accordance with contract schedule)

Sales and service initiatives to provide ~$21m EBITDA uplift by 2010F

DYNO
Dyno Nobel

Phase 1 Driver: Manufacturing

Key Initiatives – Manufacturing:

- Review of product portfolio to secure raw material savings in delay manufacturing
- Process efficiency modifications eg. Gauze design at Maitland
- Short-term rationalisation of indirect costs

EBITDA Impact:

- 2008F – US$1m
- 2009F – US$7m
- 2010F – US$10m

Capex Spend:

- US$11m (2008F – 2010F)

Example Initiative: Emulsion Manufacturing

Objective:

- Improve emulsion manufacturing efficiency

Key Enablers:

- R&D development, and plant introductions
- Engineering for installation of field tanks and plant modifications
- Commercial agreement with customers regarding cost to achieve an improved carbon footprint via this new product
- Operations to implement field changes

Timetable for Implementation:

Mar 08	May 08	Mid 2009	Q2/3 2009
• Completion R&D work to confirm formulations assumptions • Confirmation operational scope	• Field trials	• Procurement and installation of equipment	• Project implementation

Manufacturing initiatives to provide ~$10m EBITDA uplift by 2010F

DYNO
Dyno Nobel

Phase 2 EBITDA Improvements

- Phase 2 comprises 70 discrete manufacturing and product cost reduction initiatives
- Initiatives to be prioritised based on speed of execution and benchmarking against internal returns and risk criteria
- Initial management estimates support Phase 2 recurring benefits of US$20 million
- Phase 2 also expected to release over US$50 million in capital via disposal of surplus land (eg. 753 acres at Lehi, Utah)
- As per Phase 1, LEK has reviewed estimated benefits and believes they are conservative
- Average payback estimated at 2-3 years
- Majority of initiatives to be completed using internal engineering resources, limiting cost and risk

Manufacturing Area:	Key Initiatives
AN	• Lower prilling temps at Louisiana/Missouri to increase throughput • New spray plates in prill towers • Bootstrap power generation
Emulsion	• Product cost reductions via formulation improvements • Reallocation of Wright and Lehi facilities to Cheyenne (providing scale efficiencies, reduced overheads and release of capital)
IS	• Rationalisation of manufacturing footprint • Transition of additional IS activities to low cost Mexican facilities

Plans for execution of Phase 2 are underway, with US$20 million in benefits potentially available by 2010

Implementation Oversight

- Dyno Nobel management has designed a rigorous Implementation Plan:
  - **Performance Review Committee**: to work with Project Imagine Office to ensure success of project and rigour and discipline in project assessments
    - Committee comprises senior Dyno Nobel executives including CEO and CFO
  - **Project Imagine Office**: dedicated full-time team to allocate resources, prioritise and manage initiatives and ensure sharing of key learnings from project teams
    - Three senior Dyno Nobel managers dedicated to project management
    - Joint management experience encompasses:
      - AN and IS manufacturing and procurement in North America
      - Sales and marketing in Asia Pacific and North America
      - Logistics, distribution and global supply chain management

Project Imagine – Organisational Chart



Dyno Nobel Board
Performance Review Committee
Project Imagine Office
DXL Manager
DXL Project Teams
DXL Manager
DXL Project Teams
DXL Manager
DXL Project Teams
Co-opted DXL Managers
DXL Project Teams

A rigorous process has been developed to ensure maximum benefits are achieved from Project Imagine in the most timely manner

Dyno Nobel

Implementation Support

Management has engaged a number of external consultants to bring best practice and expertise to Project Imagine:

Project Implementation: *LEK*	• To assist in establishment of Project Imagine Office by ensuring appropriate monitoring vs KPIs and project timetable, appropriate resourcing and sharing of key learnings internally • To provide analytical assistance in implementation via rigorous assessment of initiatives, assistance in developing work plans and execution of high priority initiatives
Logistics: *USC Consulting Group & Logistics Bureau*	• **USC** – to develop alternate logistics route structure and operational model for North America; targeting short term benefits • **Logistics Bureau** – to assist in reviewing the Asia Pacific cost-to-serve model, including the potential for alternate contractual arrangements with logistic providers
Procurement: *Sourcing Value*	• To review the procurement process and the opportunities for strategic sourcing • To assist in achieving procurement savings through consolidated expenditure and a reduction in the supplier base

Dyno Nobel has retained several leading consultants to bring further expertise and resources to Project Imagine

DYNO
Dyno Nobel

Implementation Process

Key work phases:

1. Assessment Process	• The rationale for each initiative is rigorously assessed against the key focus areas and priorities of Dyno Nobel
2. Project Planning and Monitoring	• Once an initiative has been prioritised for action, the project planning commences and progress is monitored against the plan
3. Ongoing Monitoring	• Once implemented, the operational and financial performance of each initiative will be monitored

- During all three work phases, the rigour of the analysis, thinking and strategic fit and the performance of the team and individuals responsible for each initiative will be continuously monitored and reviewed

The Project Imagine Implementation Plan involves three key steps – the first two of which are well underway

Disclaimer

Important notice and disclaimer

This presentation has been prepared by Dyno Nobel Limited ('Company'). The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security, and neither this document or anything in it shall form the basis of any contract or commitment.

The Company has prepared this presentation based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation.To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. The Company does not make any representation or warranty as to the accuracy of such statements or assumptions.

The financial information disclosed has been prepared on both a statutory and non-A-IFRS pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company.

END